SHAW ANNOUNCES CLOSING OF C$800 MILLION SENIOR NOTES OFFERING

Calgary, Alberta (January 31, 2014) – Shaw Communications Inc. (“Shaw”) announced today that it has closed its offering of C$500 million principal amount of 4.35% senior notes due 2024 and C$300 million principal amount of floating rate senior notes due 2016. The senior notes were made available in Canada under Shaw’s previously filed shelf prospectus, pursuant to an agency agreement with TD Securities Inc. acting as sole bookrunner.

The net proceeds of this offering will be used for repayment or redemption of the C$600 million principal amount of senior notes due June 2, 2014 and for working capital and general corporate purposes.

About Shaw Communications Inc.
Shaw Communications Inc. is a diversified communications and media company, providing consumers with broadband cable television, High-Speed Internet, Home Phone, telecommunications services (through Shaw Business), satellite direct-to-home services (through Shaw Direct) and engaging programming content (through Shaw Media). Shaw serves 3.2 million customers, through a reliable and extensive fibre network. Shaw Media operates one of the largest conventional television networks in Canada, Global Television, and 19 specialty networks including HGTV Canada, Food Network Canada, HISTORY® and Showcase. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, NYSE – SJR). For more information about Shaw, please visit www.shaw.ca.

For further information, please contact:
Shaw Investor Relations investor.relations@sjrb.ca